                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        Date of Report: October 15, 1999

                             SAP AKTIENGESELLSCHAFT
            SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG
             (Exact name of registrant as specified in its charter)

                                SAP CORPORATION
             SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING
                (Translation of registrant's name into English)

                               Neurottstrasse 16
                                 69190 Walldorf
                          Federal Republic of Germany
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F     [X]                     Form 40-F     [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes           [ ]                     No            [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

                             SAP AKTIENGESELLSCHAFT
              SYSTEME, ANWENDUNGEN, PRODUKTE DER DATENVERARBEITUNG

                                    FORM 6-K

SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung, a stock corporation organized under the laws of the Federal Republic of Germany (the "Company"), issued a press release dated October 13, 1999 (the "Press Release"). The Press Release is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

Any statements contained in the Press Release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and un-certainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 1998 filed with the SEC on May 18, 1999. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only of their dates.

                                    EXHIBITS

EXHIBIT NO.                                                EXHIBIT
-----------                                                -------
  99.1                                                     Press Release, dated
                                                           October 13, 1999

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      SAP AKTIENGESELLSCHAFT SYSTEME,
                                      ANWENDUNGEN, PRODUKTE IN DER
                                      DATENVERARBEITUNG
                                      (Registrant)



                                      By: /s/ Prof. Dr. Henning Kagermann
                                          --------------------------------
                                          Name: Prof Dr. Henning Kagermann
                                          Title: Co-Chariman and CEO



                                      By: /s/ Dieter Matheis
                                          --------------------------------
                                          Name: Dieter Matheis
                                          Title: Chief Financial Officer


Date: October 15, 1999

                                 EXHIBIT INDEX


EXHIBIT NO.                                               EXHIBIT

99.1                                                      Press Release, dated
                                                          October 13, 1999